Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 8, 2012, with respect to the consolidated financial statements and schedules of Dynegy Inc.,  our report dated March 8, 2012, with respect to the effectiveness of internal control over financial reporting of Dynegy Inc., and our report dated March 8, 2012 (except as it relates to the matter discussed under the Restatement Note, as to which the date is December 10, 2012), with respect to the consolidated financial statements of Dynegy Holdings, LLC, included in or incorporated by reference in Amendment No. 1 to the Registration Statement (Form S-1 No. 333-185376) and related Prospectus of Dynegy Inc. for the registration of 32,931,496 shares of its common stock.

/s/ Ernst & Young LLP
Houston, Texas
January 18, 2013